                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                          ESSENTIAL THERAPEUTICS, INC.
               (formerly known as Microcide Pharmaceuticals, Inc.)


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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   29669A-20-7
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                                 (CUSIP Number)

                                Michael C. Dailey
                                649 Merwins Land
                        Fairfield, Connecticut 06430-1973
                                 (203) 319-8250
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:
                            Stephen P. Farrell, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                December 20, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G9108L108                    13D       Page    2    of   4      Pages
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     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       MICHAEL C. DAILEY
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS            00
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       UNITED STATES
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                          7     SOLE VOTING POWER

                                         854,079
      NUMBER OF       ----------------------------------------------------------
       SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                          None
        EACH          ----------------------------------------------------------
      REPORTING          9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                        854,079
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                        None
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       854,079
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES
                                                                           [ ]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       4.5%*
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     14       TYPE OF REPORTING PERSON*

                       IN
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     * As of November 27, 2002, there were 18,939,941 shares of the Common Stock of the Issuer outstanding according to the Issuer's Definitive Proxy Statement, filed with the Securities and Exchange Commission on December 3, 2002.


                                      -2-
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This Amendment No. 1 to Schedule 13D relates to the common stock, par value
$.001 per share ("Common Stock"), of Essential Therapeutics, Inc. (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect. Item 5 of the
Schedule 13D is hereby amended to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer

     (a) Michael Dailey beneficially and of record owns an aggregate of 854,079 shares of Common Stock of the Company (the "Shares"). The Shares represent in aggregate approximately 4.5% of the Issuer's total outstanding Common Stock, based on the 18,939,941 shares of Common Stock outstanding as disclosed in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on December 3, 2002.

     (b) Michael Dailey has the sole power to vote and dispose of all of the Shares.

     (c) There have been no transactions in the Shares during the past sixty days by Michael Dailey.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Michael Dailey.

     (e) On July 31, 2002, Michael Dailey ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Company.


                                      -2-
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                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2002


                                      By: /s/ Michael C. Dailey
                                         ---------------------------------------
                                         Name: Michael C. Dailey, Individually


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